SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 25, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAX PAYER REGISTRATION: 02.570.688/0001-70
BOARD OF TRADE: 53 3 0000581 - 8
PUBLICLY HELD COMPANY

CERTIFICATION OF THE NON-HOLDING OF THE BOARD OF DIRECTORS' MEETING OF BRASIL TELECOM PARTICIPAÇÕES S.A. , SCHEDULED FOR MAY 12, 2005

Pursuant to the writ of summons and notice served on May 11, 2005 (i) on Brasil Telecom Participações S.A. (“BTP or Company”), (ii) on Brasil Telecom S.A., and (iii) on 14 Brasil Telecom Celular S.A., the Board of Directors' Meeting scheduled for this date, at 2 p.m. has not been held, in compliance with the decision rendered on May 10, 2005, in the provisional remedy 2005.001.053977-1, filed by Investidores Institucionais Fundo de Investimento em Ações against Verônica Valente Dantas and others, among which BTP, in course before the 8th. Corporate Court of Rio de Janeiro, which granted a preliminary order prohibiting "the opening and holding of the mentioned Prior Meeting of Invitel's shareholders called for May 11, 2005, as well as of the mentioned Board of Directors' Meetings of Brasil Telecom Participações S.A. and of Brasil Telecom S.A. called to May 12, 2005 " . Accordingly, BTP's Board of Directors Chairman, which was present at the place and time set for the holding of the aforementioned Board of Directors' Meeting, draws up the present certification of the non-holding of the conclave.

Rio de Janeiro, May 12, 2005.

________________________________________ Luis Octavio C. da Motta Veiga
Board of Directors´ Chairman Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer